Exhibit 21.01

Exhibit 21.01 – List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Domestic:

American Home Buyers Alliance, Inc.	Wyoming

Coral Aviation, Inc.	Delaware

EduTrades, Inc.	Nevada

Mortgage Reduction System EquityCorp.	Florida

SCB Building, LLC	Florida

Tranquility Bay of Southwest FL, LLC	Florida

Whitney Consulting Services, Inc.	Wyoming

Whitney Education Group, Inc.	Florida

Wealth Intelligence Academy, Inc.	Florida

Whitney Leadership Group, Inc.	Florida

International:

Whitney Australia PTY LTD	Australia

Whitney Canada, Inc.	Canada

Whitney Development Limited	United Kingdom

Whitney Education Deutschland GmbH	Germany

Whitney International Limited	United Kingdom

Whitney International (Singapore) PTE. LTD	Singapore

Whitney UK Limited	United Kingdom